SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              Connetics Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   0002078541
                                 --------------
                                 (CUSIP Number)

                                 Eileen McCarthy
                       One Post Office Square, Suite 3800
                                Boston, MA 02109
                                 (617) 482-8020
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 April 10, 1998
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:.

         Check the following box if a fee is being paid with this statement:. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 48 Pages

CUSIP No. 0002078541                                13D                                         Page 2 of 48 Pages

-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      California
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        2,162,163
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-


                                                                                (9)  Sole Dispositive Power   2,162,163


                                                                                (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,163
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IA
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 2 of 48 Pages

CUSIP No. 0002078541                                13D                                         Page 3 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Partners, L.P.
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        1,367,712
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-


                                                                                (9)  Sole Dispositive Power   1,367,712


                                                                                (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,367,712
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  8.7%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 3 of 48 Pages

CUSIP No. 0002078541                                             13D                            Page 4 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Embarcadero BioPharma, LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

        WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

    Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        49,187
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-



                                                                                (9)  Sole Dispositive Power   49,187



                                                                                (10) Shared Dispositive Power -0-



-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  49,187
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .3%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 4 of 48 Pages

CUSIP No. 0002078541                                             13D                              Page 5 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Connetics Partners (Alta Bio), LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        745,264
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-


                                                                                (9)  Sole Dispositive Power   745,264


                                                                                (10) Shared Dispositive Power -0-


-----------------------------------------------------------------------------------------------------------------------
  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  745,264
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  4.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 5 of 48 Pages


CUSIP No. 0002078541                                             13D                              Page 6 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Management, LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        1,367,712
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power        794,451


                                                                                (9)  Sole Dispositive Power   1,367,712


                                                                                (10) Shared Dispositive Power   794,451

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,163
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 6 of 48 Pages

CUSIP No. 0002078541                                             13D                             Page 7 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta/Chase BioPharma Management, LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power         745,264
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      1,416,899


                                                                                (9)  Sole Dispositive Power     745,264


                                                                                (10) Shared Dispositive Power 1,416,899

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,163
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 7 of 48 Pages

CUSIP No. 0002078541                                             13D                              Page 8 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Jean Deleage
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,162,183


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,162,183

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  268,564
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 8 of 48 Pages

CUSIP No. 0002078541       13D                                 Page 9 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Garrett Gruener
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,162,183


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,162,183

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,183
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 9 of 48 Pages

CUSIP No. 0002078541                                             13D                            Page 10 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,162,183


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,162,183

-----------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,183
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 10 of 48 Pages

CUSIP No. 0002078541                                             13D                            Page 11 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alix Marduel
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       PF, AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,162,183


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,162,183

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,183
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 11 of 48 Pages

CUSIP No. 0002078541                                             13D                            Page 12 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Guy Nohra
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,162,183


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,162,183

-----------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,183
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 12 of 48 Pages

CUSIP No. 0002078541                                             13D                            Page 13 of 48 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Marino Polestra
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,162,183


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,162,183

-----------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,162,183
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  13.8%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 13 of 48 Pages

Item 1.  Security and Issuer.

                  This Statement on Schedule D relates to the Common Stock, $0.001 par value per share (the "Shares"), of Connetics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3400 West Bossier Road, Palo Alto, California 94303.


Item 2.           Identity and Background.

                  (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma, LLC, a Delaware limited liability company ("Embarcadero LLC"), and Connetics Partners (Alta Bio), LLC, a Delaware LLC ("Connetics Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of Connetics Partners (Alta Bio), LLC and by Alta Partners, a California
corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners (the "Partners"). By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.

                  (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Connetics Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Connetics Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

                               Page 14 of 48 Pages

                  (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a Delaware limited liability corporation. Connetics Alta Bio is a Delaware liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Managing Directors is a citizen of the United States.


Item 3.           Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by Alta BioPharma to acquire the 1,367,712 shares of Common Stock reported in Item 5(a) was $6,325,668, the total amount of funds required by Embarcadero LLC to acquire the 49,187 shares of Common Stock reported in Item 5(a) was $227,489.88 and the total amount of funds required by Connetics Alta Bio to acquire the 745,264 shares of Common Stock reported in Item 5(a) was $3,446,846. Such funds were provided by each entities' capital available for investment.


Item 4.           Purpose of Transaction.

                  Alta BioPharma, Embarcadero LLC, and Connetics Alta Bio acquired the Common Stock reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

                  On April 10, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio entered into a Common Stock Purchase Agreement (the "Common Stock" Purchase Agreement") with the Company pursuant to which Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $10,000,003.88, a total of 2,162,163 Shares of Common Stock. The entities also entered into a Registration Rights Agreement.

Item 5.           Interest in Securities of the Issuer.

                  (a) Alta BioPharma is the direct beneficial owner of 1,367,712 shares of Common Stock or approximately 8.73% of the shares deemed outstanding by the Company (15,672,163) as of April 10, 1998. Connetics Alta Bio is the direct beneficial owner of 745,264 shares of Common Stock or approximately 4.75% of the shares deemed outstanding by the Company (15,672,163) as of April 10, 1998. Embarcadero LLC is the direct beneficial owner of 49,187 shares of Common Stock or approximately .31% of the shares deemed outstanding by the Company (15,672,163) as of April 10, 1998.

                  (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

                  (c) On April 10, 1998 Alta BioPharma, Connetics Alta Bio, and Embarcadero LLC acquired the Shares described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $6,325,668, $3,446,846 and $227,489.88, respectively.

Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

                              Page 15 of 48 Pages

                  (d) Alta BioPharma, Connetics Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Common Stock held by it. By virtue of the relationships reported in Item 2 of this Statement. Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by each entity.

                  (e)      Not Applicable


                              Page 16 of 48 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Connetics Corporation Common Stock Purchase Agreement dated April 10, 1998 and The Connetics Corporation Registration Rights Agreement dated April 10, 1998 are hereby incorporated in its entirety by this reference.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A:  Joint Filing Statement

                  Exhibit B:  Connetics   Corporation   Common  Stock   Purchase
                  Agreement dated April 10, 1998.

                  Exhibit C: Connetics Corporation Registration Rights Agreement dated April 10, 1998.

                  Exhibit D:  Alta   BioPharma   Partners  Limited   Partnership
                  Management Rights Agreement dated April 10, 1998.


                              Page 17 of 48 Pages

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  April 20, 1998

Alta Partners                               Alta BioPharma Partners, L.P.

By:           /s/ Eileen McCarthy       By:  Alta BioPharma Management, LLC
     -------------------------------         Its General Partner
     Eileen McCarthy, Vice President


Alta BioPharma Management, LLC          By:        /s/ Eileen McCarthy
                                              --------------------------------
                                              Eileen McCarthy, Member

By:           /s/ Eileen McCarthy       Connetics Partners (Alta Bio), LLC
     -------------------------------
     Eileen McCarthy, Member
                                        By:   Alta/Chase BioPharma Management,
Alta/Chase BioPharma Management, LLC           LLC Its Managing Member

By:           /s/ Eileen McCarthy       By:        /s/ Eileen McCarthy
     -------------------------------          --------------------------------
     Eileen McCarthy, Member                  Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:           /s/ Eileen McCarthy
     -------------------------------
     Eileen McCarthy, Member


         /s/ Jean Deleage                        /s/ Guy Nohra
------------------------------          --------------------------------
Jean Deleage                            Guy Nohra

         /s/ Garrett Gruener                     /s/ Marino Polestra
------------------------------          --------------------------------
Garrett Gruener                         Marino Polestra

         /s/ Daniel Janney                       /s/ Alix Marduel
------------------------------          --------------------------------
Daniel Janney                           Alix Marduel

                               Page 18 of 48 Pages

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.


Date:  April 20, 1998

Alta Partners                              Alta BioPharma Partners, L.P.

By:          /s/ Eileen McCarthy      By:  Alta BioPharma Management,
    -------------------------------        LLC Its General Partner
    Eileen McCarthy, Vice President

Alta BioPharma Management, LLC             By:           /s/ Eileen McCarthy
                                                -------------------------------
                                                Eileen McCarthy, Member

By:          /s/ Eileen McCarthy      Connetics Partners (Alta Bio), LLC
    -------------------------------
    Eileen McCarthy, Member
                                           By:  Alta/Chase BioPharma Management,
Alta/Chase BioPharma Management, LLC            LLC Its Managing Member

By:          /s/ Eileen McCarthy           By:           /s/ Eileen McCarthy
    ------------------------------             --------------------------------
    Eileen McCarthy, Member                    Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:          /s/ Eileen McCarthy
    ------------------------------
    Eileen McCarthy, Member


         /s/ Jean Deleage                           /s/ Guy Nohra
------------------------------             --------------------------------
Jean Deleage                               Guy Nohra

         /s/ Garrett Gruener                        /s/ Marino Polestra
------------------------------             --------------------------------
Garrett Gruener                            Marino Polestra

         /s/ Daniel Janney                          /s/ Alix Marduel
------------------------------             --------------------------------
Daniel Janney                              Alix Marduel


                              Page 19 of 48 Pages

                                                                      Exhibit B





                              CONNETICS CORPORATION


                         COMMON STOCK PURCHASE AGREEMENT


                                 April 10, 1998







                              Page 20 of 48 Pages

                              CONNETICS CORPORATION
                         COMMON STOCK PURCHASE AGREEMENT



         This Common Stock Purchase Agreement (the "Agreement") is entered into as of this 10th day of April, 1998, among Connetics Corporation, a Delaware corporation (the "Company") and Alta BioPharma Partners, L.P., Connetics Partners (Alta Bio), LLC and Alta Embarcadero BioPharma, LLC (each a "Purchaser" and together the "Purchasers").

                                    SECTION 1

                              Sale of Common Stock

         1.1 Sale of Common Stock. Subject to the terms and conditions hereof, on the Closing Date, as defined below, the Company will issue and sell to the Purchasers, and the Purchasers will purchase from the Company, an aggregate of 2,162,163 shares of Common Stock, par value $0.001 per share, of the Company (the "Common Stock"), for an aggregate purchase price of $10,000,003.88. The number of shares of Common Stock to be purchased and the purchase price to be paid by each Purchaser are as follows:

Purchaser                                Number of Shares        Purchase Price
---------                                ----------------        --------------
Alta BioPharma Partners, L.P.                1,367,712            $6,325,668.00
Connetics Partners (Alta Bio), LLC             745,264            $3,446,846.00
Alta Embarcadero BioPharma, LLC                 49,187              $227,489.88


         1.2 Closing Date. The closing (the "Closing") of the purchase and sale of the Common Stock shall be held at the offices of Venture Law Group, 2800 Sand Hill Road, Menlo Park, California at 10:00 a.m. on April 10, 1998 or at such other time and place upon which the Company and the Purchasers shall mutually agree (the date of the Closing is hereinafter referred to as the "Closing Date").

         1.3 Delivery. At the Closing, the Company will deliver to each Purchaser a certificate or certificates representing the shares of Common Stock purchased by such Purchaser, against payment of the purchase price therefor, by wire transfer or certified or cashier's check drawn on a United States ("U.S.") bank.

         1.4 Legend. The certificate or certificates for the Common Stock shall be subject to a legend restricting transfer under the Securities Act of 1933, as amended (the "Securities Act") and referring to restrictions on transfer herein, such legend to be substantially as follows:

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR
INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISPOSITION MAY BE

                               Page 21 of 48 Pages

EFFECTED WITHOUT (A) AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO, OR (B) AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR (C) FULL COMPLIANCE WITH THE PROVISIONS OF RULE 144 UNDER THE ACT."

         1.5 Removal of Legends. Any legend endorsed on a certificate pursuant to Section 1.4 hereof shall be removed (i) if the shares of the Common Stock represented by such certificate shall have been effectively registered under the Securities Act or otherwise lawfully sold in a public transaction, (ii) if such shares may be transferred in compliance with Rule 144(k) promulgated under the Securities Act, or (iii) if the holder of such shares shall have provided the Company with an opinion of counsel, in form and substance acceptable to the Company, stating that a public sale, transfer or assignment of such shares may be made without registration.

                                    SECTION 2

                  Representations and Warranties of the Company

         The Company hereby represents and warrants to the Purchasers that:

         2.1 Organization. The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and is in good standing under such laws. The Company has requisite corporate power and authority to own, lease and operate its properties and assets, and to carry on its business as presently conducted and as proposed to be conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction in which the ownership of its property or the nature of its business requires such qualification, except where failure to so qualify would not have a materially adverse effect on the Company.

         2.2 Authorization. The Company has all corporate right, power and authority to enter into this Agreement and the Registration Rights Agreement substantially in the form attached hereto as Exhibit A (the "Registration Rights Agreement") and to consummate the transactions contemplated hereby and thereby. All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution, delivery and performance of this Agreement and the Registration Rights Agreement by the Company, and the authorization, sale, issuance and delivery of the Common Stock and the performance of the Company's obligations hereunder and under the Registration Rights Agreement has been taken. This Agreement and the Registration Rights Agreement have been duly executed and delivered by the Company and constitute legal, valid and binding obligations of the Company enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy as they may apply to Section 1.6 of the Registration Rights Agreement. Upon issuance and delivery pursuant to this Agreement, all of the Common Stock will be duly and validly issued, fully paid and nonassessable and free and clear of any liens and encumbrances. There are no statutory, contractual or other preemptive rights or rights of first refusal with respect to the issuance and sale of the Common Stock.

                              Page 22 of 48 Pages

         2.3 Validity of Securities. The Common Stock, when issued, sold and delivered by the Company in accordance with the terms of this Agreement, will be duly and validly issued, fully-paid and nonassessable. The issuance, sale and delivery of the Common Stock are not subject to preemptive or any similar rights of the Stockholders of the Company or any liens or encumbrances arising through the Company. Based in part upon the representations of the Purchasers in this Agreement, the offer, sale and issuance of the Common Stock will be made in compliance with all applicable federal and state securities laws.

         2.4 Capitalization. The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, $0.001 par value, of which at March 31, 1998, 13,518,150 shares were issued and outstanding, and 5,000,000 shares of Preferred Stock, $0.001 par value. The Company's Board of Directors has authorized the creation of 90,000 shares of Series B Preferred Stock for potential issuance under the Company's stockholder rights plan. Since March 31, 1998 no shares of the Company's Common or Preferred Stock have been issued, except pursuant to the exercise of options or warrants outstanding as of March 31, 1998. All such issued and outstanding shares have been duly authorized and validly issued and are fully paid and nonassessable. In addition to the foregoing, the Company has reserved and outstanding the following warrants, rights, options and convertible securities: (i) warrants for the purchase of 18,395 shares of Common Stock at an exercise price of $4.89 per share, which warrants expire in February 2001; (ii) warrants for the purchase of 22,728 shares of Common Stock at an exercise price of $11.00 per share, which warrants expire in December 2000; (iii) warrants for the purchase of 73,071 shares of Common Stock at an exercise price of $5.78, which warrants expire in December 2002; (iv) warrants for the purchase of 20,000 shares of Common Stock at an exercise price of $7.43 per share, which warrants expire in December, 2001; (v) warrants for the purchase of 250,000 shares of Common Stock at an exercise price of $8.25 per share, which warrants expire in January 2002; (vi) warrants for the purchase of 905,000 shares of Common Stock at an exercise price of $9.08 per share, which warrants expire in May, 2001; (vii) warrants for the purchase of 6,000 shares of Common Stock at an exercise price of $6.00 per share, which warrants expire in January, 2003; (viii) 2,600,000 shares reserved for issuance pursuant to the Company's 1994 Stock Plan (including an increase of 600,000 shares which is subject to stockholder approval at the annual meeting of the Company's stockholders to be held on May 22, 1998), of which, at March 31, 1998, options (net of repurchases) to purchase 311,289 shares had been exercised, options to purchase 1,779,405 shares were outstanding and 509,306 shares remained available for future grant; (ix) 500,000 shares reserved for issuance pursuant to the Company's 1995 Employee Stock Purchase Plan (including an increase of 400,000 shares which is subject to stockholder approval at the annual meeting of the Company's stockholders to be held on May 22, 1998), of which, at March 31, 1998, 53,853 shares had been issued; (x) 250,000 shares reserved for issuance under the Company's 1995 Directors' Stock Option Plan (including an increase of 490,000 shares which is subject to stockholder approval at the annual meeting of the Company's stockholders to be held on May 22, 1998), of which, at March 31, 1998, 105,000 options had been granted; and
(xi) a commitment from Kepler Capital LLC to purchase up to $25 million of Common Stock over a three-year period beginning on or before December 1, 1997. In addition, the Company may be obligated to issue additional shares to SmithKline Beecham Corporation on April 10, 1998 as part of the consideration paid for the Company's acquisition of rights to Ridaura in December, 1996. Except as described in this Section 2.2, there are no other options, warrants, conversion privileges or other contractual rights presently outstanding to purchase or otherwise acquire any authorized but unissued shares of the Company's capital stock

                              Page 23 of 48 Pages
or other securities. All of the issued and outstanding securities of the Company have been issued in compliance with all applicable federal and state securities laws.

         2.5 No Conflict. The execution and delivery of this Agreement and the Registration Rights Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit, under, any provision of the Certificate of Incorporation or Bylaws of the Company or any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, its properties or assets, which conflict, violation, default or right would have a material adverse effect on the business, properties, prospects or financial condition of the Company.

         2.6 Accuracy of Reports; Financial Statements. All reports required to be filed with the Securities and Exchange Commission (the "SEC") by the Company from February 1, 1996 (the date of the Company's initial public offering) through the date of this Agreement under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), copies of which have been made available to each Purchaser (the "SEC Documents"), have been duly and timely filed, were in substantial compliance with the requirements of their respective forms when filed, were complete and correct in all material respects as of the dates at which the information was furnished, and contained (as of such dates) no untrue statement of a material fact nor omitted to state a material fact necessary in order to make the statements made therein in light of the circumstances in which made not misleading. The financial statements of the Company included in the SEC Documents (the "Financial Statements") comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto. The Financial Statements have been prepared in accordance with generally accepted accounting principles consistently applied and fairly present the consolidated financial position of the Company and any subsidiaries at the dates thereof and the consolidated results of operations and consolidated cash flows for the periods then ended
(subject,   in  the  case  of  unaudited   statements,   to  normal,   recurring
adjustments).

         2.7 Changes. Since March 20, 1998, (the date on which the Company's Annual Report on Form 10-K for the year ended December 31, 1997 was filed with the SEC), there has not been (a) any incurrence by the Company of any material liability, absolute or contingent, or (b) any event or condition of any character that has materially and adversely affected or might materially and adversely affect the business, properties, prospects or financial condition of the Company (as such business is presently conducted and as it is proposed to be conducted). There is no material liability or contingency of the Company that is not disclosed in the SEC Documents.

         2.8 Governmental Consents, etc. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Company is required in connection with the valid execution and delivery of this Agreement or the Registration Rights Agreement, or the consummation of any other transaction contemplated hereby and thereby, except such filings as may be required to be made with the SEC, the National Association of Securities Dealers, Inc. ("NASD") and with governmental authorities for

                                 24 of 48 Pages
purposes of effecting compliance with the securities and blue sky laws in the states in which Common Stock is offered and/or sold, which compliance will be effected in accordance with such laws.

         2.9 Litigation. There is no pending or, to the best of the Company's knowledge, threatened lawsuit, administrative proceeding, arbitration, labor dispute or governmental investigation ("Litigation") to which the Company is a party or by which any material portion of its assets, taken as a whole, may be bound, nor is the Company aware of any basis therefor, which Litigation, if adversely determined, would have a material adverse effect on the business, properties, prospects or financial condition of the Company.

         2.10 Intellectual Property. To its knowledge, and except as disclosed in the SEC Documents, the Company owns or possesses sufficient legal rights to all patents, trademarks, service marks, tradenames, copyrights, trade secrets, licenses, information and proprietary rights and processes necessary for its business as now conducted and as proposed to be conducted, without infringement of any rights of a third party. The Company has not received any communications alleging that the Company has violated or, by conducting its business as proposed, would violate any of the patents, trademarks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes of any other person or entity, which violation would have a material adverse effect on the business, properties, prospects or financial condition of the Company. Except as disclosed in the SEC Documents, the Company has not granted (nor has the Company licensed from a third party) any material rights to or licenses to its patents, trademarks, service marks, tradenames, copyrights, trade secrets or other proprietary rights or processes.

         2.11 Registration Rights. Except as provided in the Registration Rights Agreement and as disclosed in the SEC Documents, the Company has not granted or agreed to grant any rights to register its securities under the Securities Act, including piggy-back rights, to any person or entity.

         2.12 No Material Default. The Company is not in violation of or default under any provision of (a) its Certificate of Incorporation or Bylaws or (b) any mortgage, indenture, lease or other agreement or instrument, permit, concession, franchise or license to which it is a party or by which it is bound or (c) any federal or state judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, except with respect to clauses (b) and (c) above, such violations or defaults as would not have a material adverse effect on the business, properties, prospects or financial condition of the Company.

         2.13 Disclosure. No representation or warranty of the Company contained in this Agreement or the exhibits attached hereto (when read together and taken as a whole), contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein or therein in light of the circumstances under which they were made not misleading.

         2.14 Solvency; No Default. As of this date the Company has sufficient funds and cash flow to pay its debts and other liabilities as they become due, and the Company is not in default with respect to any material debt or liability.

                              Page 25 of 48 Pages

         2.15 Rights of Common Stock. The Common Stock shall have the rights, preferences, privileges and restrictions provided in the Company's Amended and Restated Certificate of Incorporation.

                                    SECTION 3

                Representations and Warranties of the Purchasers

         Each Purchaser hereby represents and warrants to the Company as follows:

         3.1 Investment. Purchaser is acquiring the Common Stock for investment for its own account, not as a nominee or agent and not with a view to or for resale in connection with any distribution thereof. Purchaser understands that the Common Stock purchased by such Purchaser from the Company pursuant to this Agreement has not been registered under the Securities Act by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of such Purchaser's investment intent and the accuracy of such Purchaser's representations as expressed herein.

         3.2 Accredited Investor. Each Purchaser is an "accredited investor" as defined by Rule 501(a) under the Securities Act of 1933, as amended (the "Securities Act"). The SEC documents have been made available to each Purchaser, and each Purchaser has received all the information it has requested regarding the Company. Each Purchaser has such business and financial experience as is required to give it the capacity to protect its own interests in connection with the purchase of the Common Stock.

         3.3 Authority. This Agreement and the Registration Rights Agreement have been duly executed and delivered by each Purchaser and constitute legal, valid and binding obligations of the Purchasers, enforceable in accordance with their respective terms, subject to laws of general application relating to bankruptcy, insolvency and the relief of debtors and rules of law governing specific performance, injunctive relief or other equitable remedies, and to limitations of public policy as they may apply to Section 1.6 of the Registration Rights Agreement. The execution and delivery of this Agreement and the Registration Rights Agreement do not, and the consummation of the transactions contemplated hereby and thereby will not, conflict with or result in any violation of any obligation under any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Purchasers.

         3.4 Government Consents, etc. No consent, approval or authorization of or designation, declaration or filing with any governmental authority on the part of the Purchasers is required in connection with the valid execution and delivery of this Agreement, or the offer, sale or issuance of the Common Stock, or the consummation of any other transaction contemplated hereby.

         3.5 Investigation. Each Purchaser has had a reasonable opportunity to discuss the Company's business, management and financial affairs with the Company's management.

                              Page 26 of 48 Pages

                                    SECTION 4

                   Conditions to Obligations of the Purchasers

         The obligations of each Purchaser to the Company under this Agreement are subject to the fulfillment, on or before the Closing, of each of the following conditions, unless otherwise waived:

         4.1 Representations and Warranties Correct. The representations and warranties made by the Company in Section 2 shall be true and correct in all material respects on the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

         4.2 Covenants. All covenants, agreements and conditions contained in this Agreement to be performed by the Company on or prior to the Closing Date shall have been performed or complied with in all material respects.

         4.3 No Order Pending. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

         4.4 No Law Prohibiting or Restricting Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale, or requiring any consent or approval of any person which shall not have been obtained to issue the Common Stock (except as otherwise referenced in this Agreement).

         4.5 Compliance Certificate. The Company shall have delivered to the Purchasers a certificate substantially in the form attached as Exhibit B hereto, executed by a duly authorized officer, dated the Closing Date, and certifying to the fulfillment of the conditions specified in Sections 4.1 and 4.2.

         4.6 Registration Rights Agreement. On or before the Closing, the Company and the Purchasers shall have executed and delivered a counterpart of the Registration Rights Agreement.

         4.7 Opinion of Company Counsel. The Purchasers shall have received from Venture Law Group, counsel for the Company, an opinion addressed to the Purchasers, dated the Closing Date, in substantially the form attached as Exhibit C hereto.

                                    SECTION 5

                    Conditions to Obligations of the Company

         The obligations of the Company under this Agreement are subject to the fulfillment on or prior to the Closing of each of the following conditions, unless otherwise waived:

         5.1 Representations and Warranties Correct. The representations and warranties made by the Purchasers in Section 3 hereof shall be true and correct in all material respects on

                              Page 27 of 48 Pages
and as of the Closing Date with the same effect as though such representations and warranties had been made on and as of the Closing Date.

         5.2 Performance. All covenants, agreements and conditions contained in this Agreement to be performed by the Purchasers on or prior to the Closing Date shall have been performed or complied with in all material respects.

         5.3 No Order Pending. There shall not then be in effect any order enjoining or restraining the transactions contemplated by this Agreement.

         5.4 No Law Prohibiting or Restricting Such Sale. There shall not be in effect any law, rule or regulation prohibiting or restricting such sale, or requiring any consent or approval of any person which shall not have been obtained to issue the Common Stock (except as otherwise provided in this Agreement).

                                    SECTION 6

                                  Miscellaneous

         6.1 Governing Law. This Agreement and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of law.

         6.2 Survival. Unless otherwise set forth in this Agreement, the warranties, representations and covenants of the Company and the Purchasers contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing.

         6.3 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

         6.4 Entire Agreement; Amendment. This Agreement, the Registration Rights Agreement and the other documents delivered pursuant hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof and thereof and supersede all prior agreements and understandings among the parties relating to the subject matter hereof. Neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against which enforcement of any such amendment, waiver, discharge or termination is sought.

         6.5 Notices and Dates. Unless otherwise provided herein, any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier and addressed to the party to be notified at such party's address as set forth on the signature page hereto or as subsequently modified by written notice. In the event that any date provided for in this Agreement falls on a Saturday, Sunday or legal holiday, such date shall be deemed extended to the next business day.

                              Page 28 of 48 Pages

         6.6 Brokers.

                  (a) The Company has not engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. The Company agrees to indemnify and hold harmless the Purchasers from and against all fees, commissions or other payments owing to any party acting on behalf of the Company hereunder.

                  (b) No Purchaser has engaged, consented to or authorized any broker, finder or intermediary to act on its behalf, directly or indirectly, as a broker, finder or intermediary in connection with the transactions contemplated by this Agreement. Each Purchaser hereby agrees to indemnify and hold harmless the Company from and against all fees, commissions or other payments owing to any party acting on behalf of such Purchaser hereunder.

         6.7 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         6.8 Costs and Expenses. Irrespective of whether the Closing is effected, the Company shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement. If the Closing is effected, the Company shall, at the Closing, reimburse the reasonable fees of Pillsbury Madison & Sutro LLP, counsel for the Purchasers, and upon receipt of a bill therefor, shall reimburse the out-of-pocket expenses of such counsel, provided that such fees and expenses shall not exceed $7,500.

         6.9 No Third Party Rights. Nothing in this Agreement shall create or be deemed to create any rights in any person or entity not a party to this Agreement.

         6.10 Captions and Headings. The captions and headings used herein are for convenience and ease of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

         6.11 Counterparts. This Agreement may be executed in counterparts, and each such counterpart shall be deemed an original for all purposes.

                              Page 29 of 48 Pages

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective authorized officers as of the date aforesaid.

                              CONNETICS CORPORATION



                            By: /s/ Thomas G. Wiggans
                                -------------------------------------
                                Thomas G. Wiggans, President

                            Address:

                            3400 West Bayshore Road
                            Palo Alto, CA 94303
                            Facsimile: (650) 843-2899

                            INVESTORS:

                            ALTA BIOPHARMA PARTNERS, L.P.
                            BY:  ALTA BIOPHARMA MANAGEMENT, LLC


                            BY: /s/ Jean Deleage
                                -------------------------------------
                                    MANAGING DIRECTOR

                            ALTA EMBARCADERO BIOPHARMA, LLC


                            BY: /s/ Jean Deleage
                                -------------------------------------
                                    MEMBER

                            CONNETICS PARTNERS (ALTA BIO), LLC
                            BY: ALTA/CHASE BIOPHARMA MANAGEMENT, LLC

                            BY: /s/ Jean Deleage
                                -------------------------------------
                                    MEMBER

                            Address:

                            Alta Partners
                            One Embarcadero Center, Suite 4050
                            San Francisco, CA 94111
                            Facsimile: (415) 362-6178

                              Page 30 of 48 Pages

                                    EXHIBIT A

                          REGISTRATION RIGHTS AGREEMENT

                              Page 31 of 48 Pages

                                    EXHIBIT B

                              CONNETICS CORPORATION

                             COMPLIANCE CERTIFICATE


         The undersigned, Thomas G. Wiggans, hereby certifies as follows:

         1. The undersigned is the duly elected President and Chief Executive Officer of Connetics Corporation, a Delaware corporation (the "Company").

         2. The  representations  and  warranties  of the  Company  set forth in
Section 2 of the Common Stock Purchase Agreement (the "Agreement") dated April 10, 1998 are true and correct in all material respects as though made on and as of the date hereof.

         3.  The  Company  has  performed  and  complied  with  all   covenants,
agreements, obligations and conditions contained in the Agreement to be performed by the Company on or prior to the Closing Date.

         The undersigned has executed this Certificate this 10th day of April, 1998.




                                         ---------------------------------------
                                         Thomas G. Wiggans, President and Chief
                                         Executive Officer



                               Page 32 of 48 Pages

                                                                       Exhibit C


                              CONNETICS CORPORATION


                          REGISTRATION RIGHTS AGREEMENT


                                 April 10, 1998


                              Page 33 of 48 Pages

                              CONNETICS CORPORATION

                          REGISTRATION RIGHTS AGREEMENT

         This Registration Rights Agreement (the "Agreement") is made as of the tenth day of April, 1998, by and among Connetics Corporation, a Delaware corporation (the "Company") and Alta BioPharma Partners, L.P., Connetics Partners (Alta Bio), LLC and Alta Embarcadero BioPharma, LLC each of which is herein referred to as an "Investor."

                                    RECITALS

         WHEREAS, the Company and the Investors have entered into a Common Stock Purchase Agreement (the "Purchase Agreement") of even date herewith pursuant to which the Company has agreed to sell to the Investors and the Investors have agreed to purchase from the Company shares of the Company's Common Stock (all terms not otherwise defined herein shall have the meanings ascribed in the Purchase Agreement); and

         WHEREAS, a condition to the Investors' obligations under the Purchase Agreement is that the Company and the Investors enter into this Agreement in order to provide the Investors with certain rights to register the Common Stock acquired by the Investors pursuant to the Purchase Agreement. The Company desires to induce the Investors to purchase the Common Stock pursuant to the Purchase Agreement by agreeing to the terms and conditions set forth herein;

         NOW, THEREFORE, the parties hereby agree as follows:

                  1. Registration Rights. The Company and the Investors covenant and agree as follows:

                           1.1      Definitions. For purposes of this Section 1:

                                    (a)     The terms "register,"  "registered,"
and "registration" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Securities Act of 1933, as amended (the "Act"), and the declaration or ordering of effectiveness of such registration statement or document;

                                    (b)     The  term  "Registrable  Securities"
means (i) the shares of Common Stock issued or sold in connection with the Purchase Agreement (such shares of Common Stock are collectively referred to hereinafter as the "Shares" or "Stock") and (ii) any other shares of common stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right or other security which is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the Stock provided, that the foregoing definition shall exclude in all cases any Registrable Securities sold by a person in a transaction in which his or her rights under this Agreement are not assigned. Notwithstanding the foregoing, shares of common stock shall only be treated as Registrable Securities if and so long as they have not been (A) sold to or through a broker or dealer or underwriter in a public distribution or a public securities transaction, or (B) sold in a transaction exempt from the registration and prospectus delivery requirements of the Act under Section 4(1) thereof so that all

                              Page 34 of 48 Pages
transfer restrictions, and restrictive legends with respect thereto, if any, are removed upon the consummation of such sale;

                                    (c)     The number of shares of "Registrable
Securities then outstanding" shall be determined by the number of shares of Common Stock then outstanding which are Registrable Securities, plus the number of shares of common stock issuable pursuant to then exercisable or convertible securities which are Registrable Securities;

                                    (d)     The term  "Holder"  means any person
owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with this Agreement;

                                    (e)     The term  "Form S-3" means such form
under the Act as in effect on the date hereof or any successor form under the Act; and

                                    (f)     The term "SEC" means the  Securities
and Exchange Commission.

                           1.2      Registration.   The  Company  will  use  its
reasonable best efforts to effect a registration to permit the sale of the Registrable Securities as described below, and pursuant thereto the Company will:

                                    (a)     prepare   and   file   and  use  its
reasonable best efforts to have declared effective by the SEC within 90 days after the Closing, a registration statement on Form S-3 relating to resale of all of the shares of the Registrable Securities and use its reasonable best efforts to cause such registration statement to remain continuously effective for a period which will terminate when all Registrable Securities covered by such registration statement, as amended from time to time, have been sold or when the Registrable Securities may be sold under Rule 144(k) under the Securities Act.

                                    (b)     prepare  and file  with the SEC such
amendments and post-effective amendments to the registration statement and any prospectus as may be necessary to keep such registration statement effective for the period specified in Section 1.2(a) and to comply with the provisions of the Securities Act and the Exchange Act with respect to the distribution of all Registrable Securities.

                                    (c)     notify each  Investor  promptly  and
confirm such notice in writing (i) when the prospectus or any supplement or post-effective amendment has been filed and, with respect to the registration statement or any post-effective amendment, when the same has become effective,
(ii) of any request by the SEC for amendments or supplements to the registration statement or prospectus or for additional information, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose, and (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose.

                              Page 35 of 48 Pages

(d) make every reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the registration statement at the earliest possible moment.

                                    (e)     furnish  to each  Investor,  without
charge, at least one copy of the registration statement and any post-effective amendment thereto, including financial statements and schedules, and upon an Investor's request, all documents incorporated therein by reference and all exhibits thereto (including those incorporated by reference).

                                    (f)     deliver  to each  Investor,  without
charge, as many copies of the prospectus (including each preliminary prospectus) and any amendment or supplement thereto as such Investor may reasonably request in order to facilitate the disposition of the Registrable Securities.

                                    (g)     cause  all  Registrable   Securities
covered by the registration statement to be listed on each securities exchange or market on which similar securities issued by the Company are then listed, and if the securities are not so listed to use its reasonable best efforts promptly to cause all such securities to be listed on either the New York Stock Exchange, the American Stock Exchange or the Nasdaq Stock Market.

                                    (h)     use   reasonable   best  efforts  to
qualify or register the Registrable Securities for sale under (or obtain exemptions from the application of) the Blue Sky laws of such jurisdictions as are applicable. The Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any such jurisdiction where it is not presently qualified or where it would be subject to general service of process or taxation as a foreign corporation in any jurisdiction where it is not now so subject.

                                    (i)     otherwise  use its  reasonable  best
efforts to comply with all applicable rules and regulations of the SEC under the Securities Act and the Exchange Act and take such other actions as may be reasonably necessary to facilitate the registration of the Registrable Securities hereunder.

                                    (j)     expenses incurred in connection with
a registration requested pursuant to this Section 1.2 shall be borne by the Company, including all registration, filing, qualification, printers' and accounting fees but excluding any underwriters' discounts or commissions and any fees and disbursements of any counsel for the selling Holders (such fees or discounts, if any, to be borne pro rata by the Holders participating in the registration).

                           1.3 Restrictions on and Procedure for Sales Pursuant to a Registration Statement.

                                    (a)     Each Holder agrees to the following:

                                            (i)       Notice to Company.  If any
Holder shall propose to sell any Shares, the Holder shall notify the Company of its intent to do so at least three (3) business days prior to the date of such sale (the "Notice of Sale"), and the provision of the Notice of Sale to the Company shall conclusively be deemed to establish an agreement by such Holder to comply with the registration provisions herein described. The Notice of Sale shall be deemed

                               Page 36 of 48 Pages
to constitute a representation that any information previously supplied by such Holder is accurate as of the date of such Notice of Sale.

                                            (ii)      Notice of Sale. The Notice
of Sale in substantially the form attached as Attachment A shall be given in accordance with the provisions of Section 2.5 hereof. However, the Holder may give the Notice of Sale orally by telephoning John L. Higgins or the then current Chief Financial Officer at the Company at (650) 843-2800. An oral Notice of Sale shall be deemed to have been received only at such time as the Selling Holder speaks directly with John L. Higgins (or such then current Chief Financial Officer). In addition, an oral Notice of Sale shall only be deemed effective if it is followed by a written Notice of Sale received by the Company by personal delivery or facsimile within twenty-four (24) hours after giving the oral Notice of Sale.

                                            (iii)     Delay of Sale. The Company
may refuse to permit the Holder to resell any Shares for a specified period of time; provided, however, that (a) in order to exercise this right, the Company must deliver a certificate in writing to the Holder to the effect that the registration statement in its then current form contains an untrue statement of material fact or omits to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading, and (b) in no event shall such delay exceed twenty-five
(25) days, and (c) in no event shall this right of delay be exercised on more than two (2) occasions in any twelve (12) month period. During any suspension as contemplated by this Section 1.4 (a)(iii), the Company will not allow any of its officers or directors to buy or sell shares of the Company's securities.

                                    (b)     Representations  of  Holders.   Each
Holder hereby represents to and covenants with the Company that, during the period in which a registration statement effected pursuant to Section 1.2 remains effective, such Holder will:

                                            (i)       not    engage    in    any
stabilization activity in connection with any of the Company's securities;

                                            (ii)      cause to be  furnished  to
any purchaser of the Shares and to the broker-dealer, if any, through whom Shares may be offered, a copy of the Prospectus; and

                                            (iii)     not  bid  for or  purchase
any securities of the Company or any rights to acquire the Company's securities, or attempt to induce any person to purchase any of the Company's securities or any rights to acquire the Company's securities other than as permitted under the Securities Exchange Act of 1934, as amended ("Exchange Act").

                                    (c)     Information  for Use in Registration
Statement. Each Holder represents and warrants to the Company that such Holder has completed the information requested by the Selling Holder's Questionnaire attached as Attachment B hereto (the "Questionnaire"), and further represents and warrants to the Company that all information provided by such Holder in the Questionnaire is true, accurate and complete. Each Holder understands that the written information in the Questionnaire and all written representations

                               Page 37 of 48 Pages
made in this Agreement are being provided to the Company specifically for use in, or in connection with, the registration statement and the Prospectus, and has executed this Agreement with such knowledge.

                           1.4      Furnish Information. It shall be a condition
precedent to the  obligations of the Company to take any action pursuant to this
Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

                           1.5      Delay of Registration.  No Holder shall have
any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any dispute that might arise with respect to the interpretation or implementation of this Section 1.

                           1.6      Indemnification.    In   the    event    any
Registrable  Securities  are  included in a  registration  statement  under this
Section 1:

                                    (a)     To the extent  permitted by law, the
Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the Exchange Act, against any losses, claims, damages, or liabilities (joint or several) to which they may become subject under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "Violation"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the Exchange Act, any state securities law or any rule or regulation promulgated under the Act, the Exchange Act or any state securities law; and the Company will pay to each such Holder, underwriter or controlling person, as incurred, any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.6(a) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability, or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability, or action to the extent that it arises out of or is based upon a Violation which occurs in reliance upon and in conformity with written information furnished expressly for use in connection with such registration by any such Holder, underwriter or controlling person.

                                    (b)     To the extent permitted by law, each
selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any

                               Page 38 of 48 Pages
losses, claims, damages, or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the Exchange Act or other federal or state law, insofar as such losses, claims, damages, or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder expressly for use in connection with such registration; and each such Holder will pay, as incurred, any legal or other expenses reasonably incurred by any person intended to be indemnified pursuant to this subsection 1.6(b), in connection with investigating or defending any such loss, claim, damage, liability, or action; provided, however, that the indemnity agreement contained in this subsection 1.6(b) shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; provided, that, in no event shall any indemnity under this subsection 1.6(b) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder.

                                    (c)     Promptly   after   receipt   by   an
indemnified party under this Section 1.6 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this
Section 1.6, deliver to the indemnifying party a written notice of the commencement thereof and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; provided, however, that an indemnified party (together with all other indemnified parties which may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the reasonable fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 1.6, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 1.6.

                                      (d)   If the indemnification  provided for
in this Section 1.6 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage, or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage, or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage, or expense as well as any other relevant equitable considerations; provided, that, in no event shall any contribution by a Holder under this Subsection 1.6(d) exceed the net proceeds from the offering received by such Holder, except in the case of willful fraud by such Holder. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact

                              Page 39 of 48 Pages
relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

                                    (e)     The  obligations  of the Company and
Holders under this Section 1.6 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1.

                           1.7      Reports  Under  Securities  Exchange  Act of
1934. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to:

                                    (a)     make  and  keep  public  information
available, as those terms are understood and defined in Rule 144, so long as the Company remains subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act;

                                    (b)     take  such  action,   including  the
voluntary registration of its Common Stock under Section 12 of the Exchange Act, as is necessary to enable the Holders to utilize Form S-3 for the sale of their Registrable Securities;

                                    (c)     file with the SEC in a timely manner
all reports and other documents required of the Company under the Act and the Exchange Act; and

                                    (d)     furnish  to any  Holder,  so long as
the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of the Exchange Act and the rules and regulations promulgated thereunder, or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC which permits the selling of any such securities without registration or pursuant to such form.

                  1.8 Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of at least 500,000 shares of such securities (as adjusted for stock splits, stock dividends and the like) or, if less, all of such Holder's Registrable Securities, provided in either case that the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and provided, further, that such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act. For the purposes of determining the number of shares of Registrable Securities held by a transferee or assignee, the holdings of transferees and assignees of a partnership who are partners or retired partners of such partnership (including spouses and ancestors, lineal descendants and siblings of such partners or spouses who acquire Registrable Securities by gift, will or intestate succession) shall be aggregated together and with the partnership; provided that

                               Page 40 of 48 Pages
all assignees and transferees who would not qualify individually for assignment of registration rights shall have a single attorney-in-fact for the purpose of exercising any rights, receiving notices or taking any action under Section 1.

                  1.9 No Other Registration Rights. This Agreement shall not be construed to grant the Investors "piggy-back" registration rights or any other right to have their securities registered under the Act, except as expressly set forth in Section 1.2 hereof.

                  2.  Miscellaneous.

                           2.1      Successors and Assigns.  Except as otherwise
provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any of the Shares). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

                           2.2      Governing  Law. This  Agreement and all acts
and transactions pursuant hereto shall be governed, construed and interpreted in accordance with the laws of the State of California, without giving effect to principles of conflicts of laws.

                           2.3      Counterparts. This Agreement may be executed
in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                           2.4      Titles   and   Subtitles.   The  titles  and
subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

                           2.5      Notices.  Unless otherwise  provided herein,
any notice required or permitted by this Agreement shall be in writing and shall be deemed sufficient upon delivery, when delivered personally or by overnight courier and addressed to the party to be notified at such party's address as set forth on the signature page hereto or as subsequently modified by written notice. In the event that any date provided for in this Agreement falls on a Saturday, Sunday or legal holiday, such date shall be deemed extended to the next business day. Notwithstanding the foregoing, any notice delivered pursuant to Section 1.3(e) or Section 1.4 hereto must be made by personal delivery or confirmed facsimile transmission.

                           2.6      Expenses.  If any action at law or in equity
is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

                           2.7      Amendments  and  Waivers.  Any  term of this
Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each

                              Page 41 of 48 Pages
holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities, and the Company.

                           2.8      Severability.  If one or more  provisions of
this Agreement are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (x) such provision shall be excluded from this Agreement, (y) the balance of the Agreement shall be interpreted as if such provision were so excluded and (z) the balance of the Agreement shall be enforceable in accordance with its terms.

                           2.9      Entire  Agreement.  This Agreement,  and the
documents referred to herein (with the exception of the registration statement) constitute the entire agreement between the parties hereto pertaining to the subject matter hereof, and any and all other written or oral agreements existing between the parties hereto are expressly canceled.

                              Page 42 of 48 Pages

         The parties have executed this Registration Rights Agreement as of the date first above written.

                              COMPANY:

                              CONNETICS CORPORATION


                              By: /s/ Thomas G. Wiggans
                                  ------------------------------------
                              Thomas G. Wiggans, President

                              Address:

                              3400 West Bayshore Road
                              Palo Alto, CA 94303
                              Facsimile: (650) 843-2899

                              INVESTORS:

                              ALTA BIOPHARMA PARTNERS, L.P.
                              BY:  ALTA BIOPHARMA MANAGEMENT, LLC


                              BY: /s/ Jean Deleage
                                  ------------------------------------
                                        MANAGING DIRECTOR

                              ALTA EMBARCADERO BIOPHARMA, LLC


                              BY: /s/ Jean Deleage
                                  ------------------------------------
                                      MEMBER

                              CONNETICS PARTNERS (ALTA BIO), LLC
                              BY: ALTA/CHASE BIOPHARMA MANAGEMENT, LLC

                              BY: /s/ Jean Deleage
                                  ------------------------------------
                                      MEMBER

                              Address:

                              Alta Partners
                              One Embarcadero Center, Suite 4050
                              San Francisco, CA 94111
                              Facsimile: (415) 362-6178


                               Page 43 of 48 Pages

                                  Attachment A



                              CONNETICS CORPORATION

                                 NOTICE OF SALE



         Pursuant to the Registration Rights Agreement dated as of April 10, 1998 among Connetics Corporation (the "Company"), the undersigned and certain stockholders of the Company, the undersigned hereby gives notice to the Company of the undersigned's intent to sell _______ shares of the Company's Common Stock registered pursuant to the registration statement (File No._______) filed pursuant to such Agreement.



Dated:___________________             By:_________________________________
                                                     (signature)


                                      Name:_______________________________
                                                       (print)


                                      Title:______________________________
                                                     (if applicable)




[Note: This Notice of Sale must be completed and delivered (via personal delivery or facsimile) to the Chief Financial Officer of the Company on or three
(3) business day before the date of sale of the shares of the Company's Common Stock registered pursuant to the Registration Statement.]


                              Page 44 of 48 Pages

                                  Attachment B

                              CONNETICS CORPORATION
                       SELLING STOCKHOLDER'S QUESTIONNAIRE

         In connection with the Connetics Corporation (the "Company") Registration Statement (File No.______ ) registering certain shares of the Company's Common Stock, the undersigned represents and warrants that the information set forth below is true, accurate and complete:


         1. As of the date hereof, the undersigned beneficially owns ______ shares of the Company's Common Stock.

         2. Except as described below, the undersigned has not had a material relationship with the Company or any of its predecessors or affiliates within the last three years.

         The term "material relationship" has not been defined by the Securities and Exchange Commission (the "SEC"). However, the SEC has indicated that it will probably construe as a "material relationship" any relationship which tends to prevent arms length bargaining in dealings with a company, whether arising from a close business connection or family relationship, a relationship of control or otherwise. It seems prudent, therefore, to consider that the undersigned would have such a relationship, for example, with any organization of which the undersigned is an officer, director, trustee or partner or in which the undersigned owns, directly or indirectly, ten percent (10%) or more of the outstanding voting stock, or in which the undersigned has some other substantial interest, and with any person or organization with whom the undersigned has, or with whom any relative or spouse (or any other person or organization as to which the undersigned has any of the foregoing other relationships) has, a contractual relationship.

         If  applicable,  please  describe  the material  relationship  with the
Company:

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

 Dated:___________________               By:____________________________________
                                                          (signature)


                                         Name:__________________________________
                                                            (print)


                                         Title:_________________________________
                                                         (if applicable)


                              Page 45 of 48 Pages

                                                                       Exhibit D


                   ALTA BIOPHARMA PARTNERS LIMITED PARTNERSHIP
              MANAGEMENT RIGHTS, INVESTMENTS IN CERTAIN COUNTRIES,
                   INDEMNIFICATION AND SUPERFUND REQUIREMENTS


                                MANAGEMENT RIGHTS

         The Investor, Alta BioPharma Partners, L.P., requires the following contractual management rights, in addition to rights to nonpublic financial information, inspection rights, and other rights specifically provided to all investors:

1. Investor shall be entitled to reasonably consult with and advise management of the Company on significant business issues, including management's proposed annual operating plans, and management will meet with Investor regularly during each year at the Company's facilities at mutually agreeable times for such consultation and advice and to review progress in achieving said plans.

2. Investor may examine the books and records of the Company and inspect its facilities and may request information at reasonable times and intervals concerning the general status of the Company's financial condition and operations, provided that access to highly confidential proprietary information and facilities need not be provided.

3. If Investor is not represented on the Company's Board of Directors, the Company shall invite a representative of the Investor to attend all meetings of its Board of Directors in a nonvoting observer capacity, and in this respect shall give such representative copies of all notices, minutes, consents and other material that it provides to its directors; provided, however, that the Company reserves the right to exclude such representative from access to any material or meeting or portion thereof if the Company believes upon advice of counsel that such exclusion is reasonably necessary to preserve the attorney-client privilege, to protect highly confidential proprietary information or for other similar reasons. Such representative may participate in discussions of matters brought to the Board.

         Investor agrees, and any representative of the Investor will agree, to hold in confidence and trust and not use or disclose any confidential information provided to or learned by it in connection with its rights.

         The rights described herein are nonassignable and shall terminate and be of no further force or effect when the Investor no longer holds at least 800,000 shares of the Company's Common Stock (as adjusted for stock splits, stock dividends, recapitalizations and the like), provided that if, prior to a transaction which would cause the expiration of such rights pursuant to the foregoing clause, the Investor delivers to the Company an opinion of counsel to the Investor that the expiration of such rights will cause the Investor to cease to qualify as a Venture Capital Operating Company (as such term is defined at 29 C.F.R. Section 2510.3-101 or its successor regulation), such rights will continue for as long as necessary to enable the Investor to comply with such regulation. The confidentiality provision hereof will survive the termination of this Agreement.

         The Investor, Alta BioPharma Partners, L.P., requires that the Company be in compliance with the terms of the Investments Relating To Certain Countries, the indemnification of Alta BioPharma Partners, L.P. and the Indemnified Parties, and the SuperFund requirements of CERCLA (Comprehensive Environmental Response Compensation and Liability Act).

                              Page 46 of 48 Pages

                INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES

         The Company has not participated and is not participating in, an anti-Israeli boycott within the scope of Chapter 7 of Part 2 of division 4 of Title 2 of the California Government Code as in effect from time to time.

                                 INDEMNIFICATION

         The Company will use its reasonable efforts to limit the liability, to the fullest extent permissible under the governing law of such company's state of incorporation, of any director representing Alta BioPharma Partners, L.P. and each of his or her affiliated parties.

                                     CERCLA
                             SUPERFUND REQUIREMENTS

1. The Company, to the best of its knowledge, has not caused or allowed, nor has the Company contracted with any party for, the generation, use, transportation, treatment, storage or disposal of any Hazardous Substances (as defined below) in connection with the operations of its business or otherwise.

2. The Company, to the best of its knowledge, the operations of its business, and any real property that the Company owns, leases, or otherwise occupies or uses (the "Premises") are in compliance with all applicable Environmental Laws (as defined below) and orders or directives of any governmental authorities having jurisdiction under such Environmental Laws including, without limitation, any Environmental Laws or orders or directives with respect to any cleanup or remediation of any release or threat of release of Hazardous Substances.

3. The Company, to the best of its knowledge, has not received any citation, directive, letter or other communication, written or oral, or any notice of any proceedings, claims or lawsuits, from any person, entity or governmental authority arising out of the ownership or occupation of the Premises, or the conduct of its operations, nor is it aware of any basis thereof.

4. The Company, to the best of its knowledge, has obtained and is maintaining in full force and effect all necessary permits, licenses and approvals required by any Environmental Laws applicable to the Premises and the business operations conducted thereon (including operations conducted by tenants on the Premises) and is in compliance with all such permits, licenses and approvals.

5. The Company, to the best of its knowledge, has not caused, or allowed a release, or a threat of release, of any Hazardous Substance unto, nor to the best of the Company's knowledge has the Premises or any property at or near the Premises ever been subject to a release, or a threat of a release, of any Hazardous Substance.

         The term, "Environmental Laws" shall mean any federal, state or local law, ordinance or regulation pertaining to the protection of human health or the environment including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Sections 9601, et seq., Emergency Planning and Community Right-to-Know Act, 42 U.S.C Sections 11001, et seq., and the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901, et seq.

                               Page 47 of 48 Pages

         The term, "Hazardous Substance" includes oil and petroleum products, asbestos, polychlorinated biphenyls and urea formaldehyde, and any other materials classified as hazardous or toxic under any Environmental Laws.

         I ACKNOWLEDGE AND AGREE TO THE TERMS OF THIS DOCUMENT IN REGARDS TO THE ALTA BIOPHARMA PARTNERS L.P. MANAGEMENT RIGHTS, INVESTMENTS RELATING TO CERTAIN FOREIGN COUNTRIES, INDEMNIFICATION AND THE CERCLA REQUIREMENTS.

                                                     CONNETICS, INC.


Date: April 10, 1998                                 By:  /s/ Thomas G. Wiggans
                                                        -----------------------

                                                     Title:
                                                           ---------------------


ACCEPTED AND AGREED:

ALTA BIOPHARMA PARTNERS, L.P.
BY: ALTA BIOPHARMA MANAGEMENT, LLC


BY:  /s/ Jean Deleage
    ----------------------
         MANAGING DIRECTOR


                              Page 48 of 48 Pages